Exhibit 2.2

ASSET ACQUISITION AGREEMENT

THIS ASSET ACQUISITION AGREEMENT (the "Agreement") is executed as of the 28th day of June, 2011 (the "Effective Date"), by and among TC Senior Living of Port Lavaca, LLC ("Seller"); TrinityCare Senior Living, LLC, a Texas limited liability company and member-manager of Seller ("TCSL"), Donald W. Sapaugh, Al Densen, UGHS Senior Living of Port Lavaca, LLC, a Texas limited liability company ("Buyer"), and University General Health System, Inc., a Nevada corporation ("Parent").

INTRODUCTION

Seller owns and operates a senior living facility located at 201 Trinity Shores Drive, Port Lavaca, TX 77979 (the "Center").  Buyer is a wholly-owned subsidiary of Parent. Seller wishes to sell to Buyer, and Buyer wishes to purchase from Seller, on the terms and subject to the conditions hereinafter set forth, legal and equitable title to all of the Assets (as hereinafter defined) of Seller.  TCSL is a member and sole manager of Seller and is authorized to execute this Agreement and consummate the transactions contemplated hereby.

NOW THEREFORE, in consideration of the promises herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto mutually agree as follows:

ARTICLE I.
PURCHASE OF ASSETS

1.01 Purchase of the Assets.  On and subject to the terms and conditions set forth in this Agreement, Seller agrees to transfer and convey to the Buyer on the Closing Date (defined in Section 1.08), and the Buyer agrees to acquire from Seller on the Closing Date, all of Seller’s right, title and interest in and to the assets, properties, and rights owned or used by Seller in connection with the operation of the Center, whether tangible or intangible, real or personal (collectively, the "Assets"):

(a) all real property including, without limitation, the real property described on Schedule 1.01(a) attached hereto (the "Real Estate");

(b) all personal property including, without limitation, those fixed assets set forth on Schedule 1.01(b) attached hereto;

(c) those management, resident, managed care, provider, government, purchase order, service, supply, maintenance, and equipment purchase contracts set forth on Schedule 1.01(c) attached hereto (the "Contracts") and all rights relating thereto;

(d) those lease agreements set forth on Schedule 1.01(d) attached hereto (the "Leases") and all rights relating thereto;

(e) the promissory notes and loan documents listed on Schedule 1.01(e) (the "Assigned Loan Documents")

(f) all accounts receivables (the "Accounts Receivables");

(g) all of the stock in trade, supplies and inventory, as stocked by Seller in accordance with normal ordering procedures (the "Inventory");

(h) all trademarks, trade names, service marks, applications, or agreements for any of the foregoing, electronic systems and data bases, and all other intangible assets;

(i) all lists of residents, suppliers, client lists, referral lists, marketing literature, the telephone number for the Center, Inventory and supply records, files, and all other books and records, other than corporate records such as minutes, consents, charter, bylaws, and tax returns;

(j) all policies and procedure manuals;

(k) all cash on hand or on deposit

(l) all goodwill; and

(m) all transferable licenses, permits, approvals, and authorizations.

1.02 Excluded Assets.  The following items which are related to the Assets are not intended by the parties to be a part of the sale and purchase contemplated hereunder, and are specifically excluded from the Assets:  (i) controlled drugs and substances (to the extent Seller is precluded from selling by law); (ii) any records which by law Seller is required to maintain in its possession or which are specifically excluded from the list of Assets set forth above; (iii) that personal property of employees of Seller used in the Center, listed on Schedule 1.02 attached hereto.

1.03 Liabilities.

(a) Subject to the provisions of Section 1.3(b) below, Buyer shall assume, pay, fulfill, perform or otherwise discharge when due in accordance with their respective terms, only the liabilities of Seller arising under the Contracts, the Leases, the Assigned Loan Documents and Seller's accounts payable from and after the Closing Date (the "Assumed Liabilities"); provided, however, that Buyer shall not assume any obligations of the Sellers under the Contracts, the Leases or the Assigned Loan Documents, whether monetary or non-monetary, accruing during the period up to and including the Closing Date.

(b) Except for the foregoing Section 1.03(a), Buyer shall not be required to assume, fulfill or otherwise discharge any liabilities or obligations arising out of, relating to or in connection with the Center or the Seller prior to and including the Closing Date.

1.04 Purchase Price and Terms.  The aggregate purchase price payable to the Seller for the Assets (the "Purchase Price") is as follows:

(a) Buyer will pay the Seller the sum of Three Hundred Forty-one Thousand Six Hundred Sixty-seven Dollars ($341,667) ("Cash Consideration") of which $10,000 is payable on the Closing Date and the balance payable within sixty (60) days following the Closing Date by wire transfer to an account designated by Seller.

(b) Buyer will pay the sum of Six Hundred Eighty-three Thousand Three Hundred Thirty-three Dollars ($683,333) by executing a Subordinated Promissory Note from Buyer to Seller in substantially the form of Exhibit A attached hereto (the "Promissory Note").

(c) Parent will issue Seller 2,102,679 shares (the "Stock Consideration") of the Common Stock, $0.001 par value per share ("Parent Common Stock"); provided, that (i) 1,401,786 shares will be delivered to Seller on the Closing Date and (ii) 700,893 shares comprising the Stock Consideration (the "Escrow Shares") shall be  deposited into an escrow account in accordance with the Escrow Agreement in substantially the form of Exhibit B attached hereto (the "Escrow Agreement").  The Escrow Shares will be released to Seller on the date that is one (1) year following the Closing Date (the "Release Date") based on the Earnings Before Interest, Depreciation, Amortization and Management Fees ("EBITDAM") (determined in good faith by Parent) generated by the Assets for the year ending June 30, 2010 (the "Measurement Period"), subject to the following:

(i) One hundred percent (100%) of the Escrow Shares will be released if the EBITDAM generated by the Assets is Five Hundred Twenty Thousand Thirty-seven Dollars ($520,037) or greater during the Measurement Period.

(ii) Fifty Percent (50%) of the Escrow Shares will be released if the EBITDAM generated by the Assets during the Measurement Period is between Three Hundred Twenty-five Thousand Twenty-three Dollars ($325,023) and Five Hundred Twenty Thousand Thirty-six Dollars ($520,036) during the Measurement Period.

(iii) The Escrow Shares will be forfeited and returned to the Parent as treasury stock if the EBITDAM generated by the Assets during the Measurement Period does not exceed Three Hundred Twenty-five Thousand Twenty-two Dollars ($325,022) during the Measurement Period.

1.05 Allocation of the Purchase Price Among the Assets.  The parties agree that the consideration for the purchase of the Assets shall be allocated among those Assets as set forth in Schedule 1.05 appended hereto.  Seller and Buyer shall each complete, execute and timely file with the Internal Revenue Service, with their respective income tax returns for the taxable year that includes the Closing Date, an Internal Revenue Service Form 8594 (or such other Internal Revenue Service Form as may then be prescribed for use by applicable Income Tax Regulations) to comply with the applicable asset acquisition reporting requirements of Section 1060 of the Internal Revenue Code of 1986, as

1.06 amended (the "IRC"), and the Income Tax Regulations thereunder.  Form 8594 shall be completed by Seller and Buyer based on, and shall in all events be consistent with, the allocation of the consideration for the Assets.

1.07 Closing.  The closing ("Closing") shall take place at the offices of the Buyer, on June 30, 2011 at 10:00 a.m., or on such other date and time as may be agreed upon by the parties (the "Closing Date").

1.08 Closing Deliveries by Buyer.  At the Closing, the Parent and Buyer shall deliver the following:

(a) a check or evidence of wire transfer of the Cash Consideration;

(b) a duly executed Promissory Note;

(c) stock certificates representing the Stock Consideration issued to Seller, including stock certificates to be delivered under the Escrow Agreement;

(d) a duly executed Escrow Agreement

(e) a duly executed Profit Participation Agreement with Alamo Heights Baptist Church in the form of Exhibit C attached hereto (the "Profit Participation Agreement"); and

(f) such other documents as Seller may reasonably request in order to effectuate the transactions contemplated hereby; and

1.09 Closing Deliveries by Seller.  At the Closing, Seller shall deliver to the Buyer and Parent the following:

(a) a duly executed General Warranty Deed for the Real Estate in the form of Exhibit D attached hereto.

(b) a duly executed Bill of Sale and Assignment of Intangibles for the Assets, substantially in the form of Exhibit E attached hereto;

(c) original copies of all Contracts and Leases to be assumed by the Buyer, and all Consents (as defined in Section 2.12) and assignments related thereto;

(d) a duly executed Escrow Agreement

(e) a duly executed Profit Participation Agreement; and

(f) such other documents as are reasonably necessary to convey all of Seller’s right, title and interest in and to the Assets, and as the Buyer or Parent may reasonably request in order to effectuate the transactions contemplated hereby.

ARTICLE II.

REPRESENTATIONS AND WARRANTIES OF SELLER
AND TCSL

The Seller and TCSL jointly and severally represent and warrant to the Buyer and Parent, and their respective successors and assigns, as provided in this Article II.

2.01 Organization and Authority of Seller.  Seller is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas and it has full power and authority to own and lease the Assets, and to transfer them to the Buyer as provided herein.  Seller has full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby.  Seller has taken all action required by law and its governing documents to consummate the transactions contemplated hereby.

2.02 No Violation.  Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (a) (i) constitute a default or violation (or an event which, with notice or lapse of time or both, would constitute a default) under, (ii) result in the termination of, (iii) accelerate the performance required by, (iv) cause the acceleration of the maturity of any debt or obligation pursuant to, or (v) result in the creation or composition of any security interest, lien, or other encumbrance upon any of the Assets under any agreement or commitment to which Seller is a party or to which any of the Assets is subject; or (b) violate any statute or laws or any judgment, decree, order, regulation, or rule of any court or governmental authority, except where such event would not have a material adverse effect on the Assets or Buyer’s interest therein, or where the consent of third parties for the Leases and the Contracts is required in order for the Buyer to be able to succeed to Seller’s rights thereunder.

2.03 Validity.  This Agreement and the other documents described herein to be executed and delivered by the Seller have been duly executed and delivered by the Seller and, assuming the due execution and delivery by the Buyer and the other parties hereto or thereto, constitute the legal, valid and binding obligations of the Seller, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting the rights of creditors generally and the exercise of judicial discretion in accordance with general principles of equity.

2.04 Financial Information.  Attached hereto as Schedule 2.04 are: (i) a Balance Sheet as of April 30, 2011; (ii) Statements of Income and Expense for the 2009 and 2010 calendar years, and for the three (3) month period ended March 31, 2011, and (iii) federal income tax returns for 2009 and 2010 (collectively, the "Financial Information").  The Financial Information (i) is true and complete in all material respects; (ii) is in accordance with the books and records of the Seller; (iii) presents fairly and accurately the financial position of the Seller at the date indicated; and (iv) has been prepared on a consistent basis.  Except as set forth in Schedule 2.04, since the date of the most recent financial statements included in the Financial Information, there has not been any material change in the operations, properties or assets of the Seller.

2.05 Records.  The records of the Center are true and complete in all material respects, and there are no material matters as to which appropriate entries have not been made in the records.

2.06 No Undisclosed Liabilities.  To the Seller’s and TCSL’s knowledge, Seller does not have any material liabilities or obligations of any nature (whether absolute, accrued, contingent, or otherwise) which may adversely affect Buyer’s right, title, and interest in and to the Assets.  To the Seller’s and TCSL’s knowledge, there is no basis for assertion against Seller of any claim or liability of any nature, other than those incurred in the ordinary course of business or contemplated hereby, which may adversely affect Buyer’s right, title, and interest in and to the Assets.

2.07 Title to and Condition of Assets.

(a) Seller holds and will convey to the Buyer good, insurable and marketable title to the Assets, free and clear of all mortgages, liens and encumbrances, other than those set forth on Schedule 2.07 attached hereto, which such mortgages, liens, and encumbrances shall be satisfied in full on or before the Closing Date, other than liens on equipment pursuant to any Lease or Contract to be assumed by Buyer hereunder.  At Closing, Seller will also convey to the Buyer all equipment warranties and all other documentation in the possession of Seller with respect to the Assets.

(b) All of the tangible Assets currently used in the operation of the Center are in good operating condition and working order, ordinary wear and tear excepted.

2.08 Contracts and Leases.

(a) Schedule 1.01(c) is a complete and accurate list of all Contracts, and Schedule 1.01(d) is a complete and accurate list of all Leases;

(b) All of the Contracts, and Leases are valid and are in full force and effect;

(c) Seller has complied with the requirements of each of the Contracts and Leases;

(d) Except as set forth in Schedule 2.08, neither Seller nor any other party thereto has breached or is in default under any Contract or Lease, there is no known basis for any valid claim of breach or default, and no event has occurred which, with the giving of notice or the passage of time (or both), would constitute such a breach or default; and

(e) No party to any Contract or Lease has given notice, oral or written, to Seller or a Principal, of its or his intention to terminate the Contract or Lease.

2.09 Taxes.  Seller has duly filed or obtained appropriate extensions for all tax reports and returns required to be filed by it, and has duly paid all taxes and other charges due or claimed to be due from it by federal, state or local taxing authorities (including, without limitation, income, franchise, property, excise, license, sales and employment taxes), and on the Closing Date there will be no tax liens upon any of the Assets except liens for then current taxes not yet due.

2.10 Employee Matters.

(a) Schedule 2.10(a) contains a complete list of all current employees of the Seller (the "Employees").  All of the Employees are compensated solely to provide services at the Center.  Except as set forth in Schedule 2.10(a), Seller is in material compliance with all applicable laws respecting wages and hours, employment practices, and terms and conditions of employment, and Seller is not engaged in any unfair labor practice.

(b) Except as set forth in Schedule 2.10(b), Seller does not maintain or contribute to, nor has Seller (with respect to the Employees) ever maintained or contributed to any of the following:

(i) any employee pension benefit plan, as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA");

(ii) any employee welfare benefit plan, as defined in Section 3(1) of ERISA;

(iii) any stock option, stock purchase, stock ownership, bonus, performance, or incentive plan or arrangement;

(iv) any plan or program providing non-cash compensation or benefits, whether or not taxable, to the recipient;

(v) any plan or arrangement providing compensation or benefits upon a severance of employment, reduction in hours, or change of employment classification;

(vi) any vacation, sick, holiday, or other leave policy or program; or

(vii) any other plan, agreement, arrangement, or understanding (whether oral or written) which is similar to any of the foregoing in respect to Seller’s employees.  For all purposes of this Subsection, the term "Seller" shall include any other entity, whether or not incorporated, which is a part of a controlled group including Seller or which is under common control with Seller within the meaning of Section 414(b) of the IRC.

With respect to any such plan maintained by Seller, Seller is in material compliance with the terms and conditions of such plan, including the funding and investment requirements thereof, and is in material compliance with all requirements of law and regulation applicable to such plan.

2.11 Litigation, Proceedings and Applicable Law.  Except as set forth in Schedule 2.11 hereto, there are no private or governmental actions, suits or other proceedings pending against Seller, related to the Center or the Assets, and no action, suit or other proceeding described in such Schedule 2.11 is reasonably expected to have (in any case or in the aggregate) a materially adverse effect on the Center or the Assets.

2.12 Consents and Approvals.  Other than the consents listed in Schedule 2.12 (the "Consents"), no consent of any person is necessary to the consummation of the transactions contemplated hereby.

2.13 Insurance.  Seller maintains as to the Center and the Assets, with financially sound and reputable insurers, insurance against such casualties and contingencies and of such types (including malpractice) and in such amounts that are reasonably appropriate for these purposes.  The malpractice insurance covers all periods during which the Seller has operated the Center.  Schedule 2.13 sets forth a brief description of claims made or occurrences reported involving the Center that are still pending.

2.14 Regulatory Compliance.  To the best of Seller’s and TCSL’s knowledge, with respect to the Center, Seller is in compliance in all material respects with all applicable statutes, rules, regulations and requirements of all federal, state, and local commissions, boards and agencies having jurisdiction over the Center, including, without limitation, the Internal Revenue Service, the Department of Health and Human Services and its Centers for Medicare and Medicaid Services (formerly known as the Health Care Financing Administration), and the Texas Department of Aging and Disability Services ("TDADS"), (including, without limitation, all applicable federal and state statutes, rules, regulations, manual provisions, and requirements pertaining to payments and other consideration to referral sources), and Seller has timely filed or will file when due all reports, data and other information required to be filed with such commissions, boards and agencies where a failure to file timely would have a material adverse effect on the Assets.

2.15 Environmental Matters.  Without limitation upon any other warranty contained herein, with respect to the Center, Seller, to the best of Seller’s and TCSL’s knowledge, is in substantial compliance with all applicable environmental laws, rules, and regulations, and, to the best of their knowledge, has not committed any act which constitutes a release of hazardous substances or a release of petroleum under the Comprehensive Environmental Response Compensation and Liability Act ("CERCLA") or the Solid Waste Disposal Act.  Seller does not, and has not, engaged in the off-site disposal, treatment, recycling, or storage of any waste products which are "hazardous waste" under the Solid Waste Disposal Act or prohibited under the laws of the state in which the Center is conducted, without full compliance with such Act or such laws.

2.16 Licensure.  The Seller at all times has had issued to it with respect to the Center a valid license issued by the appropriate government authorities to own and operate a senior living facility.

2.17 Securities Laws Matters.  .Seller acknowledges and agrees that the shares of Parent Common Stock comprising the Stock Consideration are "restricted securities" under federal and state securities laws and that the following restrictions and limitations are applicable to the Stock Consideration and Seller’s re-sales, pledges, hypothecations or other transfers of the Stock Consideration pursuant to the Securities Act of 1933, as amended:

(a) Seller agrees that the Stock Consideration shall not be sold, pledged, hypothecated or otherwise transferred unless registered under the Securities Act of 1933 and applicable state securities laws or exempted therefrom.

(b) As an inducement to the parties to consummate the transactions contemplated by this Agreement, Seller will not, during the period beginning on the date that is 6 months following the Closing Date and ending 12 months thereafter (the "Lock Up Period") (1) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option, or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any of the shares comprising the Stock Consideration or any securities convertible into or exercisable or exchangeable for the shares comprising the Stock Consideration (including, without limitation, the shares comprising the Stock Consideration which may be deemed to be beneficially owned by Seller in accordance with the rules and regulations of the Securities and Exchange Commission) or (2) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequence of ownership of the shares comprising the Stock Consideration, whether any such transaction described in (1) or (2) is to be settled by delivery of any of the shares comprising the Stock Consideration or such other securities.  Notwithstanding the foregoing, Parent hereby agrees to release the restrictions in this paragraph for any transaction described in (1) or (2) for up to (but not exceeding) 1/12 of the shares comprising the Stock Consideration per month (on a non-cumulative basis) during the Lock Up Period.

(c) A legend in substantially the following form has been or will be placed on the Davis Shares:

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED.  THE SHARES HAVE BEEN ACQUIRED FOR INVESTMENT AND MAY NOT BE SOLD, TRANSFERRED OR ASSIGNED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT FOR THESE SHARES UNDER THE SECURITIES ACT OF 1933, AS AMENDED, UNLESS AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY SHALL HAVE BEEN RECEIVED BY THE COMPANY TO THE EFFECT THAT SUCH SALE, TRANSFER OR ASSIGNMENT WILL NOT BE IN VIOLATION OF THE SECURITIES ACT OF 1933, AS AMENDED, AND THE RULES AND REGULATIONS THEREUNDER, AND OTHER APPLICABLE STATE SECURITIES LAWS.

ANY DISPOSITION, GRANT OR OTHER TRANSFER OF ANY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS SUBJECT TO RESTRICTIONS, AND THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK UP AGREEMENT, CONTAINED IN AN ASSET ACQUISITION AGREEMENT EXECUTED BY THE RECORD HOLDER HEREOF, A COPY OF WHICH WILL BE MAILED TO ANY HOLDER

OF THIS CERTIFICATE WITHOUT CHARGE AFTER RECEIPT BY THE COMPANY OF A WRITTEN REQUEST THEREFOR.

(d) In furtherance of the foregoing, any duly appointed transfer agent for the registration and transfer of the Stock Consideration is hereby authorized to decline to make any transfer of securities if such transfer would constitute a violation or breach of the foregoing provisions.

(e) In connection with the purchase and sale of the Stock Consideration hereunder, Seller represents and warrants to Parent that:

(i) The Stock Consideration to be acquired by Seller pursuant to this Agreement will be acquired for Seller’s own account and not with a view to, or intention of, distribution thereof in violation of the Securities Act, or any applicable state securities laws, and the Stock Consideration will not be disposed of in contravention of the Securities Act or any applicable state securities laws.

(ii) Seller is sophisticated in financial matters and is able to evaluate the risks and benefits of the investment in the Parent Common Stock.

(iii) Seller is able to bear the economic risk of his investment in the Stock Consideration for an indefinite period of time because the Stock Consideration has not been registered under the Securities Act and, therefore, cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available.

(iv) Seller has had an opportunity to ask questions and receive answers concerning the terms and conditions of the offering of Stock Consideration and has had sufficient access to such other information concerning Parent has Seller has requested.

ARTICLE III.
REPRESENTATIONS AND WARRANTIES OF THE BUYER

The Buyer and Parent, jointly and severally, hereby represent and warrant to Seller and TCSL, and their successors and assigns, as provided in this Article III.

3.01 Organization.  Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Texas, and has full power and authority to enter into this Agreement and to carry out the transactions contemplated hereby.

3.02 Authorization; No Violation.  The execution and delivery and performance of this Agreement and the documents contemplated herein by the Buyer have been duly authorized by all requisite action and will not (a) violate any provision of applicable corporate laws, any order of any court or other agency of government, or any provision of any indenture, agreement or other instrument to which the Buyer or any of its respective properties or assets is bound, or (b) conflict with, result in a

3.03 material breach of or constitute (with due notice or lapse of time or both) a material default which would allow the other party to accelerate the obligations of the Buyer due to the other party or otherwise exercise rights against Buyer under any such indenture, agreement or other instrument.

3.04 Validity.  This Agreement, and the documents contemplated herein, have been duly executed and delivered by the Buyer and, assuming the due execution and delivery by the Seller and the other parties hereto or thereto, constitute the legal, valid and binding obligations of the Buyer, enforceable in accordance with their respective terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium, and other laws affecting the rights of creditors generally and the exercise of judicial discretion in accordance with general principles of equity.

3.05 Parent Information.  Buyer has furnished responses by or through its officers, employees or other representatives to all the Seller's and TCSL's inquiries concerning Buyer, the Promissory Note and the Stock Consideration ("Parent Information").  Parent Information, delivered to or made available to the Company and Principals, as of the date delivered, was accurate and complete, and did not (a) contain any untrue statement of material facts and (b) omit any material fact necessary, in light of the circumstances under which such information was furnished, to make the statements set forth therein not misleading as of the date made or deemed made.

3.06 Financial Statements.  The financial statements, together with related schedules and notes, contained in Parent Information present fairly in all material respects the consolidated financial position, results of operations and changes in financial position of Buyer on the basis stated in Parent Information at the respective dates or for the respective periods to which they apply.  Such financial statements, together with related schedules and notes, have been prepared in accordance with GAAP consistently applied throughout the periods involved, except as disclosed therein.  The other financial and statistical information and data set forth in Buyer Information is, in all material respects, accurately presented and prepared on a basis consistent with such financial statements and the books and records of Buyer as of the date thereof.

3.07 Parent Common Stock.  The shares of Parent Common Stock issuable pursuant to Sections 2.3 and 2.4 are duly authorized and, when issued in accordance with the provisions of this Agreement, will be validly issued, fully paid and non-assessable.  Such shares of Parent Common Stock have been duly reserved from Parent’s authorized but unissued capital..

ARTICLE IV.
PRE-CLOSING COVENANTS AND CONDITIONS TO CLOSING

4.01 Covenants of Seller.  The Seller covenants to the Buyer and Parent that, prior to Closing, except as otherwise consented to in writing by the Buyer:

(a) Conduct of Business.  On or after the date hereof through the Closing Date, Seller will, consistent with Seller’s usual past practices:  (i) operate and maintain the Center in the ordinary course; (ii) preserve the business organization of the Center intact, preserve the

(b) good will of residents, suppliers, vendors, and others doing business with the Center; and (iii) not take any action which may jeopardize Seller’s ownership rights in any of the Assets, or cause all or any portion of the Assets to be subject to a lien or other encumbrance, or permit any third party to undertake any such action.

(c) Consents and Estoppels.  From and after the date which is thirty (30) days prior to the Closing Date, Seller agrees to cooperate with Buyer, in attempting to give all notices and to use reasonable efforts to assist the Buyer in obtaining all third party consents that Buyer may reasonably request in connection with the transactions contemplated by this Agreement, including but not limited to governmental authorities and third party payors, and, if requested by Buyer, Seller shall use reasonable efforts to cooperate with Buyer to obtain an estoppel certificate from each of the lessors of the Leases, in form and substance reasonably acceptable to the Buyer, each of which shall provide, among other things, that the applicable lease is in full force and effect, that Seller is not in default under such lease, and, if applicable, that the lessor consents to the assignment of such lease to the Buyer.

(d) No Inconsistent Action.  Unless this Agreement has been terminated pursuant to the provisions hereof, Seller will not seek or negotiate the transfer of any of the Assets to any entity or person other than the Buyer except in the ordinary course of business.  Seller will not take any action which is inconsistent with or impairs the consummation of the transactions contemplated by this Agreement or which would make inaccurate the representations and warranties made by Seller in this Agreement.

(e) Notice of Litigation.  Seller will provide written notice to the Buyer of any material litigation, proceeding or governmental investigation which, to the knowledge of the Seller, arises or is threatened or in prospect, after the date of this Agreement and prior to the Closing Date, against or relating to the Center, the Assets, or the transactions contemplated by this Agreement, setting forth in such notice the facts and circumstances currently available to Seller with respect to such litigation, proceeding, or investigation.

(f) Disclosure.  Seller will inform the Buyer promptly of anything material that would make the representations, warranties and disclosures made herein untrue or misleading or which constitutes a breach of any covenant contained herein, provided, however, that for purposes of the rights and obligations of the parties hereunder, any such supplemental or amended disclosure shall not be deemed to have been disclosed as of the date of this Agreement unless so agreed in writing by the Buyer, with the Buyer’s exclusive remedy being to terminate this Agreement without further liability of any party if it is unwilling to agree to accept such amended or supplemental disclosure.

(g) Consents to Assignments of Certain Agreements.  To the extent that the assignment by the Seller to the Buyer of any assumed Contract or Lease is not permitted without the consent of the other party thereto, or if the terms of any such agreement include a provision which automatically voids any proposed assignment, imposes any increase in rent or other charge or penalty, or otherwise changes the terms of the original agreement with Seller,

(h) then the Seller will use reasonable efforts to cooperate with Buyer to obtain all such consents as are requested by the Buyer.  If any such consent is requested by the Buyer but not obtained, the Seller will use reasonable efforts to cooperate in any reasonable arrangement requested by the Buyer which is designed to provide the Buyer with all of the benefits under such agreement (and which shall not impose any liability on Seller), as if such consent had been obtained.

4.02 Covenants of Buyer.  Buyer covenants to the Seller that, prior to Closing, except as otherwise consented to in writing by the Seller:

(a) No Inconsistent Action.  The Buyer shall not take any action which is inconsistent with or impairs the consummation of the transactions contemplated by this Agreement or which would make inaccurate the representations and warranties made by the Buyer in this Agreement.

(b) Disclosure.  Buyer shall inform the Seller promptly of anything material that would make the representations, warranties and disclosures made herein untrue or misleading or which constitutes a breach of any covenant contained herein, provided, however, that for purposes of the rights and obligations of the parties hereunder, any such supplemental or amended disclosure shall not be deemed to have been disclosed as of the date of this Agreement unless so agreed in writing by the Seller, with Seller’s exclusive remedy being to terminate this Agreement without further liability of any party if it is unwilling to agree to accept such amended or supplemental disclosure.

(c) TDADS Approval.  Buyer shall promptly file with the TDADS a request to approve the transfer of the Assets (including the licenses) to Buyer.

4.03 Conditions to Obligations.  All obligations of the Seller and the Buyer under this Agreement are subject to the fulfillment, prior to or as of the Closing, of each of the conditions set forth in this section, unless waived by the party who has not failed to meet the condition, in its sole discretion.

(a) Representations and Warranties.  As of the Closing Date, the representations and warranties of each party contained in this Agreement shall be true in all material respects and shall be deemed made again at and as of such date and be true as so made again.

(b) Covenants.  Each party shall have performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it or him prior to the Closing.

(c) No Adverse Change.  There shall not have occurred since the date of execution of this Agreement: (i) any damage or loss to Seller’s Assets, (ii) any event which could reasonably be expected to give rise to any such damage or loss, or (iii) any suit, litigation, or claim against Seller, the Center, or relating to the Assets or the consummation of the transactions contemplated herein, including any threat or prospect thereof, which is reasonably

(d) expected to have (in any case or in the aggregate) a material adverse effect on the Center or the Assets.

(e) Consents and Actions.  All requested consents of any third parties, and any other actions which each party has covenanted to obtain and take under this Agreement, shall have been obtained and completed.  Without limiting the generality of the foregoing, Buyer shall have obtained the approval of TDADS to the transfer of ownership of the Center.

(f) Execution of Closing Documents.  Each party at the Closing shall have executed, acknowledged and delivered to the other each of the Closing documents described in Sections 1.09 and 1.10, respectively.

(g) Schedules.  The Seller shall have updated all Schedules attached hereto to be current as of the Closing Date (or within five (5) days thereof), and such revised and updated Schedules shall be deemed to be, and are, incorporated herein and made a part hereof and shall supersede all previous Schedules.

(h) Due Diligence.  Buyer shall have completed its due diligence investigation of the Assets to its reasonable satisfaction.

ARTICLE V.
POST-CLOSING COVENANTS

From and after the Closing Date, the parties covenant as follows:

5.01 Employee Matters.  Buyer shall employ only those Employees listed on Schedule 5.01 hereto.  Buyer shall not be under any obligation to employ or continue to employ any Employee or independent contractor of the Seller.  Seller will be responsible for vacation and other benefits for all Employees accruing on or before the Closing Date.

5.02 Access to Records.  Buyer shall permit Seller, at Seller’s expense, upon Seller’s request with at least 10 days’ notice, to inspect records, books and other documents relating to the Center or the Assets, for the purposes of preparing tax returns and financial statements and responding to tax audits, in all cases solely with respect to matters arising prior to the Closing Date.  In addition, Buyer will be given access to the medical records of the Center to the extent such records relate to services to be rendered to a patient of the Center.

5.03 Confidentiality.  Seller and TCSL shall, except with the prior written consent of the Buyer, keep secret and retain in strict confidence, and not use for its or his benefit nor disclose to any other party, any information relating to the Center, except such information may be disclosed (i) if required by court order or decree or applicable law, (ii) if it is publicly available through no act or failure to act of Seller or a Principal, (iii) during the course of or in connection with any litigation, governmental investigation, arbitration, or other proceeding based upon or in connection with the subject matter of this Agreement, or (iv) if it is otherwise expressly provided for herein.

5.04 Consents.  To the extent that any Consents are not obtained prior to the Closing Date, Seller shall use its reasonable efforts to assist the Buyer in obtaining such Consents as promptly as possible thereafter.  If any Consent is not obtained, the Seller shall cooperate in any reasonable arrangement requested by the Buyer, at its option, which is designed to provide the Buyer with all of the benefits under such agreement, as if such Consent had been obtained.

5.05 Non-Compete.

(a) In support of the value of the goodwill acquired by the Buyer hereunder, and in recognition of the value paid by the Buyer for the Assets hereunder, which value shall inure to the benefit of the Seller and TCSL, Seller and each of Donald W. Sapaugh and Al Denson and TCSL each agrees that it or he shall not directly or indirectly own, lease, maintain, manage, consult for or otherwise operate or provide an ambulatory surgical facility within a thirty (30) mile radius of the Center, for a period of five (5) years following the Closing Date, unless authorized by the Buyer.

(b) Seller and each of TCSL each acknowledges that in view of the nature of the Buyer’s business objectives, and the consideration paid to Seller for the Assets, which consideration shall inure to the benefit of the Seller and TCSL, the foregoing territorial and time limitations are reasonable and properly required for the adequate protection of Buyer, and that in the event that any such territorial or time limitation is deemed to be unreasonable and is then reduced by a court of competent jurisdiction, then, as reduced, the territorial and/or time limitation shall be enforced.

(c) Prior to the Closing and for a period twelve (12) months following the Closing, neither Seller nor any of TCSL shall, without prior written consent of Buyer, employ, hire or contract for services with any Employee, nor shall Seller or any of TCSL solicit any such person to leave the employ of the Center or Buyer.

5.06 Insurance.  The Seller shall at all times maintain in full force and effect malpractice liability insurance covering all acts of the Seller, and all other acts occurring in the Center prior to or on the Closing Date and all actions taken at the Center by the Seller’s employees and independent contractors prior to or on the Closing Date.  Seller will provide evidence of such coverage upon request.

ARTICLE VI.

INDEMNIFICATION

6.01 Indemnification by Seller and TCSL.  From and after the Closing Date, Seller and each of TCSL (each, an "Indemnitor") jointly and severally shall indemnify, defend, and hold harmless the Buyer, and its employees, agents, successors, and assigns (collectively, the "Indemnitee") from and against all demands, claims, actions, or causes of action, assessments, losses, damages, liabilities, costs and expenses (including, without limitation, interest, penalties and reasonable attorneys’ fees) (a "Claim") of any nature, to the extent not covered by insurance, whether absolute, contingent or otherwise, asserted against or imposed upon or incurred by the Indemnitee relating to (a) Buyer’s right, title, and interest in and to the Assets, (b) Seller’s conduct of the operations of the Center prior to the Closing Date, or (c) a breach of any representation, warranty or covenant by Seller or a Principal contained in or made pursuant to this Agreement.

6.02 Indemnification by Buyer.  From and after the Closing Date, Buyer ("Indemnitor") shall indemnify, defend and hold harmless Seller, and its employees, agents, successors, and assigns (collectively, the "Indemnitee") from and against all Claims of any nature, to the extent not covered by insurance, whether absolute, contingent or otherwise, asserted against or imposed upon or incurred by the Indemnitee relating to (a) Buyer’s conduct of the operations of the Center on or after the Closing Date, or (b) a breach of any representation, warranty or covenant by the Buyer contained in or made pursuant to this Agreement.

6.03 Notice to Indemnitor.  In the event that an Indemnitee has presented against it a demand, claim or other written notice (each a "Notice"), which Notice constitutes a cause of action for which Indemnitee is entitled to be indemnified hereunder, then and in such event, the Indemnitee shall notify Indemnitor in writing of the receipt of such Notice as soon as practicable after first receiving such Notice, but in any event not longer than 30 days following the Indemnitee’s receipt of such Notice.  The delay or failure of the Indemnitee to provide any notice required herein shall not release Indemnitor from liability or any other obligation with respect to this indemnification, except and only to the extent that Indemnitor’s ability to defend against the action is impaired by such delay or failure.

6.04 Action by Indemnitor.  Indemnitor, with respect to any Notice referred to hereunder, shall have the opportunity to defend such action with counsel reasonably acceptable to all the parties herein.  In the event Indemnitor shall agree to defend the action, Indemnitor shall be provided full and complete cooperation by the Indemnitee in order to effectuate a defense and shall be entitled to effectuate at Indemnitor’s sole cost and expense a reasonable settlement of the action, provided that Indemnitor obtains a complete release of the Indemnitee with respect to any such action.

6.05 Failure to Act.  In the event Indemnitor, after written notice, fails to promptly pay the amount claimed in any such action, or fails to otherwise defend such action, then and in such event, the Indemnitee may pay such amount, or settle or defend such action, and the costs of any such payment or defense shall be paid by Indemnitor promptly upon demand.

6.06 Enforcement.  Indemnitor further agrees that in the event of any breach of this indemnification, in addition to the obligations set forth above, Indemnitor will pay the costs of any reasonable attorneys’ fees and/or court costs incurred by the Indemnitee in enforcing the terms of this indemnification.

6.07 Brokers and Finders.  Seller and TCSL shall indemnify and hold harmless the Buyer from any fees due to any broker, finder, or consultant retained by or claiming through or under the Seller or a Principal with respect to the transactions contemplated by this Agreement.  The Buyer shall indemnify and hold harmless the Seller and TCSL from any fees due to any broker, finder, or consultant retained by or claiming through or under the Buyer with respect to the transactions contemplated by this Agreement.

ARTICLE VII.
MISCELLANEOUS

7.01 Survival.  All of the representations and warranties made by the parties in this Agreement (other than the representation made in Section 2.09), and in any other certificates and documents delivered in connection herewith, and all other obligations of the parties hereunder (other than the covenant made in Section 1.07) shall survive the Closing Date until the third anniversary of the Closing Date.  The representation made in Section 2.09 and the covenant made in Section 1.07 shall survive until the expiration of the applicable statutory period of limitation, giving effect to any waiver, mitigation or extension thereof.  Notwithstanding the foregoing, the indemnification obligations set forth in Article VI shall not expire, and the covenants set forth in Section 5.05 shall expire as provided therein.

7.02 Further Assurances.  Seller and the Buyer shall, without further cost or expense to the other, duly execute, acknowledge and deliver such further documents and take such other actions and give such other assurances as the other may reasonably request in order to effectuate the transactions contemplated hereby and to convey and vest in the Buyer, and protect its right, title and interest in, the Assets.

7.03 Costs.  Except as otherwise provided herein, each party hereto shall pay all fees and expenses incurred by it or him in connection with this Agreement and the transactions contemplated hereby.  Seller shall pay all sales, use, and other similar taxes, if any, payable in connection with the transactions contemplated hereby.  All applicable property taxes and utilities shall be prorated to the Closing Date.

7.04 Specific Performance.  Seller and each of TCSL each acknowledges that a remedy at law for any breach or attempted breach by Seller or TCSL of the covenants set forth in Sections 5.03 and 5.05 may be inadequate, and each agrees that Buyer shall be entitled to specific performance and injunctive and other equitable relief in case of any such breach or attempted breach.  Any such remedy shall be in addition to any damages which Buyer may be legally entitled to recover.

7.05 Notices.  All notices, demands or requests which are required or permitted to be given pursuant to this Agreement shall be in writing, and shall be delivered personally, by commercial carrier, by fax with a machine-generated confirmation sheet and regular mail follow-up or by registered or certified mail, postage prepaid, addressed to a party as stated below, or as a party may hereafter designate by notice given in accordance with this section:

(a) If to the Buyer:

UGHS Senior Living, Inc.
7501 Fannin Street
Houston, Texas 77054
Attention: President

(b) If to the Seller or TCSL:

227 E. Edgewood
Friendswood, Texas  77546

Notice given personally or by commercial carrier is effective upon delivery.  Notice given by fax with a machine-generated confirmation sheet is effective upon the date of mailing the follow-up copy.  Notice given by United States mail is effective the third United States Post Office delivery day after the date of mailing.

7.06 Assignment.  This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto without the prior written consent of the other party, except that this Agreement may be assigned, in whole or in part, by Buyer to any person or entity affiliated with, controlled by, or under common control with, Buyer.

7.07 Entire Agreement.  This Agreement, including the Exhibits and Schedules hereto and the other documents delivered pursuant to the terms hereof, set forth the entire agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein, and supersede all prior agreements, understandings, arrangements, communications, representations or warranties, whether oral or written, made by or between the parties hereto.  This Agreement may be amended, and any provision of this Agreement may be waived, only pursuant to a writing signed by the party against whom such amendment or waiver is claimed.

7.08 Severability.  Whenever possible, each provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such provision will be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

7.09 Headings.  The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part hereof or affect in any way the meaning or interpretation of this Agreement.

7.10 Counterparts.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

7.11 Bulk Sales Law.  Buyer agrees to waive compliance by Seller with the provision of any applicable bulk sales laws, it being understood that Seller shall remain fully liable and Seller shall indemnify Buyer for any and all losses and liabilities incurred by Buyer as a result of non-compliance with any applicable bulk sales laws.

7.12 Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Texas.

The remainder of this page is intentionally left blank.
Signature page immediately follows.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

BUYER:

UGHS Senior Living of Port Lavaca, LLC

By: /s/ Hassan Chahadeh
Name: Hassan Chahadeh

Title:  Vice President

PARENT:

University General Health System, Inc.

By: /s/ Hassan Chahadeh
Name:  Hassan Chahadeh

Title: Chairman/CEO/President

SELLER:

TC Senior Living of Port Lavaca, LLC

By: /s/ Donald W. Sapaugh
Name: Donald W. Sapaugh

Title: CEO/Member/Manager

TCSL:

TrinityCare Senior Living, LLC

By: /s/ Donald W. Sapaugh
Name: Donald W. Sapaugh

Title: CEO/Member/Manager

/s/ Donald W. Sapaugh

Donald W. Sapaugh, Individually

/s/ Al Denson

Al Denson, Individually

EXHIBITS AND SCHEDULES

Exhibits:
A                      Promissory Note
B                      Escrow Agreement
C                      Profit Participation Agreement
D                      General Warranty Deed
E                      Bill of Sale

Schedules:

1.01(a)                                Description of Real Estate
1.01(b)                                Fixed Assets
1.01(c)                                Contracts
1.01(d)                                Leases
1.01(e)                                Assigned Loan Documents
1.02                      Excluded Assets
1.03                      Assumed Liabilities
1.05                      Allocation of Purchase Price among Assets
2.04                      Financial Information
2.07                      Encumbrances
2.08                      Breaches of Contracts or Leases
2.10(a)                                Employee List and Other Matters
2.10(b)                                ERISA Plans
2.11                      Litigation Matters of Seller
2.12                      Consents
2.13                      Insurance
5.01                      Employees to be Hired

The Registrant agrees to furnish supplementally a copy of any of the foregoing exhibits and schedules to the Securities and Exchange Commission upon request.